Exhibit 99.1

Golden Star Third Quarter 2014 Financial Results
Continued execution on strategy results in 12% cost reduction

Toronto, ON - November 5, 2014 - Golden Star today reports its financial results for the quarter ended September 30, 2014 (“the third quarter” or “the period”). All references to currency are to US dollars.

•	Gold sold during the third quarter was 61,170 ounces, in line with ounces sold during the second quarter 2014

•	Revenues for the third quarter decreased to $77.8 million from $79.6 million in the prior quarter due to marginally lower realized gold prices

•	Third consecutive quarter of lower mine operating expenses, which were $69.7 million down from $74.0 million in the prior quarter

•	Further reductions in consolidated cash operating costs[1] to $1,052 per ounce, 12% lower than the second quarter’s costs of $1,201 per ounce

•	Profitability improving with adjusted net loss for the third quarter reduced to $1.3 million, from a loss of $7.5 million in the prior quarter

•	Cash and available funds of $71 million at quarter end, inclusive of additional credit facilities secured in quarter

•	Wassa PEA announced in September 2014, demonstrates NPV5% of $271 million at $1,200 gold price with an IRR of 78%

•	Wassa development financed with additional credit facility and exploration decline to commence in Q1 2015

•	At Bogoso both refractory grade and metallurgical recoveries improved by 27% and 6% respectively
1 See "Non-GAAP Financial Measures”.

Sam Coetzer, President and CEO of Golden Star, commented:

“Over the third quarter our operations continued to meet the important milestones that are redefining Golden Star. The most critical of these is the sustained reduction in costs.  As grades at both operating mines improve over the next year, cash costs per ounce should reduce further.  In addition to this, we are advancing our brownfield development projects that are expected to operate at substantially lower cash costs than our existing mines.  These cost improvements and development projects are critical to our strategy of leveraging off existing infrastructure to transform Golden Star to a low cost gold producer.”

The Company will conduct a conference call and webcast November 6, 2014 to discuss these results at 10:00am EST.

The call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888-359-3624
Participants - toll: +1 719-325-2361
Participant passcode (all numbers): 7157710
Webcast: www.gsr.com

A recording of the conference call will be available until December 6, 2014 by dialing:
Toll free: +1 888-203-1112
Toll: +1 719-457-0820
Replay passcode: 7157710

The webcast will also be available after the call at www.gsr.com

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 - 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

André van Niekerk, Executive Vice President and Chief Financial Officer
Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

Summary of Consolidated Operational and Financial Results:

		Three months ended Sept. 30,	Three months ended June 30,
		2014	2014
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	22,716	29,446
Bogoso gold sold	oz	38,454	32,275
Total gold sold	oz	61,170	61,721

Average realized gold price	$/oz	1,271	1,289
Cash operating cost per ounce - combined[1]	$/oz	1,052	1,201

Gold revenues	$'000	77,758	79,567
Cost of sales excluding depreciation and amortization	$'000	70,774	78,432
Depreciation and amortization	$'000	6,271	5,182
Mine operating margin/(loss)	$'000	713	(4,047)

General and administrative	$'000	3,722	4,120

Net income/(loss) attributable to Golden Star shareholders	$'000	2,593	(5,153)
Net income/(loss) per share - basic and diluted		$0.01	(0.02)

Cash flow (used in) provided by operations	$'000	(909)	951
Cash flow (used in)/ provided by operations per share - basic and diluted		$(0.01)	0.01

Capital expenditures	$'000	5,952	6,272

1 See "Non-GAAP Financial Measures".

Review of Financial Performance

Revenues for the third quarter of 2014 were $77.8 million compared to $79.6 million in the prior quarter, as the average realized gold price for the quarter declined from $1,289 to $1,271 per ounce.

Mine operating expenses for the third quarter decreased to $69.7 million from $74.0 million in the prior quarter with fewer total tonnes mined and processed at both operations and higher-cost contract mining coming to an end.

Consolidated cash operating costs per ounce totaled $1,052 for the third quarter, which are substantially lower than cash operating costs per ounce of $1,201 in the second quarter as a result of lower expenses as well as higher average grade processed. Full year cash operating costs are still expected to be between $1,000 - 1,100 per ounce, indicating that this positive trend in costs should continue in the fourth quarter 2014.

The adjusted net loss attributable to Golden Star shareholders for the third quarter was $1.3 million, compared to an adjusted net loss of $7.5 million in the prior quarter. The improvement in profitability at Bogoso is the main contributor to a stronger group performance.

The net income attributable to shareholders was $2.6 million in the third quarter compared to a loss of $5.2 million in the second quarter 2014, as a result of this improved profitability, as well as a gain on the mark to market revaluation of the convertible debenture.

Cash provided by operations for the third quarter, before changes in working capital, was $1.4 million compared to cash used by operations before working capital changes of $3.8 million in the prior quarter. After an increase in inventories of $2.0 million, cash used by operations was $1.0 million compared to cash provided by operations of $1.0 million in the prior quarter. Capital expenditures at Wassa and Bogoso for the third quarter totaled $6.0 million with capital expenditures for the remainder of the year expected to be a further $9.5 million.

The consolidated cash balance was $36 million at September 30, 2014 with no draw downs on credit facilities in the quarter. Accounts payable increased by $7.7 million over the period.

Review of Operational Performance

Wassa Operations

		For the three months ended Sept. 30,	For the three months ended June 30,
		2014	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	28,936	37,910

Mine operating expenses	$'000	24,672	29,360
Royalties	$'000	1,449	1,897
Operating costs from/ (to) metals inventory	$'000	157	570
Cost of sales excluding depreciation and amortization	$'000	26,278	30,689
Depreciation and amortization	$'000	3,015	3,292
Mine operating margin	$'000	(357)	2,931

Capital expenditures	$'000	3,751	2,570

WASSA OPERATING RESULTS
Wassa ore mined	t	630,944	722,598
Waste mined	t	2,316,733	2,811,686
Wassa ore processed	t	612,611	660,580
Wassa grade processed	g/t	1.20	1.48
Recovery	%	91.9	92.8
Wassa gold sales	oz	22,716	29,446
Wassa Cash operating cost per ounce[1]	$/oz	1,072	967
1 See "Non-GAAP Financial Measures”.

As a result of fewer tonnes processed at lower grade, gold produced and sold totaled 22,716 ounces for third quarter, a 23% decline from the 29,446 ounces sold during the previous quarter.

Mining in the third quarter, was exclusively in the Wassa Main pit and did not include any material from the Father Brown pit; some Father Brown material was mined and processed in the second quarter. As the Father Brown pit was a higher grade ore source, the removal of this source reduced the average grades.

During the third quarter, Wassa experienced power supply interruptions as the local grid management company commissioned a new power line to the region. This resulted in insufficient power being received to run both mills at the Wassa processing plant and, therefore, fewer tonnes were processed in the quarter. The plant processed entirely fresh ore in the quarter, and achieved satisfactory levels of throughput with this material.

Grade processed in the quarter declined in line with the grade mined, with only ore from the Wassa Main pit being processed.

Mine operating expenses for Wassa totaled $24.7 million in the third quarter of 2014, $4.7 million lower than the $29.4 million incurred during second quarter of 2014. The 16% reduction in expenses is partly related to fewer tonnes mined and processed but also to the termination of higher cost contract mining at Father Brown.

Despite this, Wassa's cash operating cost per ounce for the third quarter increased to $1,072, due to fewer ounces recovered from the lower grade ore. The average ore grade processed in the fourth quarter is expected to increase, which should reduce costs per ounce.

Capital expenditures for the third quarter of 2014 totaled $3.8 million, of which $1.5 million was spent on development drilling below the Wassa Main pit. In addition to the $10.5 million spent in the first nine months of the year, a further $5.5 million in capital expenditure is forecast at Wassa for the remainder of the year. Of this expenditure, $1.8 million will be on further exploration and development drilling and $1.6 million will be on the new tailings facility currently under construction.

Wassa PEA

It is the Company's objective to develop an underground mine at Wassa that will operate, initially, in conjunction with the existing open pit mine and as such, a preliminary economic assessment (“PEA”) of this combined operation was completed during the third quarter of 2014. The Mineral Resource estimate for Wassa, on which this PEA was based, was also updated. Total Measured and Indicated Mineral Resources at Wassa are now 35.7 million tonnes at 2.22 g/t Au for 2.5 million ounces of gold and Inferred Mineral Resources increased substantially to 9 million tonnes at an average grade of 3.88g/t for 1.1 million ounces of gold. The PEA, which was based on the assumption of a gold price of $1,300 per ounce, indicates a post-tax IRR of 129% with a NPV for the entire mine of $350 million. These economics are robust across a wide range of gold prices as the PEA demonstrates a NPV of $231 million and a post-tax IRR of 61% assuming a $1,150 gold price.

Over the life of the mine, cash operating costs and all-in sustaining costs per ounce are estimated to be $684 and $778, respectively.

As Wassa has secured additional financing to develop the underground mine, the construction of an exploration decline is expected to commence in 2015. First production from Wassa underground is expected early 2016 and the mine life is currently estimated at ten years thereafter.

Infill and confirmation drilling continues at Wassa.

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. For additional information regarding the Wassa PEA, please refer to the Company’s technical report entitled “NI 43-101 Technical Report on a Preliminary Economic Assessment of the Wassa Open Pit Mine and Underground Project in Ghana” effective October 30, 2014 and available at www.sedar.com.

Bogoso Operations

		For the three months ended Sept. 30,	For the three months ended June 30,
		2014	2014
BOGOSO FINANCIAL RESULTS
Revenue	$'000	48,822	41,657

Mine operating expenses	$'000	45,035	44,610
Royalties	$'000	2,442	2,084
Operating costs from/ (to) metals inventory	$'000	(2,981)	1,051
Cost of sales excluding depreciation and amortization	$'000	44,496	47,745
Depreciation and amortization	$'000	3,256	1,890
Mine operating margin	$'000	1,070	(7,978)

Capital expenditures	$'000	2,201	3,702

BOGOSO OPERATING RESULTS
Ore mined refractory	t	775,241	531,295
Waste mined	t	2,142,733	3,408,157
Refractory ore processed	t	559,122	609,705
Refractory ore grade	g/t	2.67	2.10
Gold recovery – refractory ore	%	72.7	68.5
Non-refractory ore processed	t	315,349	330,602
Non-refractory ore grade	g/t	1.07	0.82
Gold recovery - non-refractory ore	%	42.4	32.5
Gold sold refractory	oz	33,610	28,620
Gold sold non-refractory	oz	4,844	3,655
Gold sales (total)	oz	38,454	32,275
Cash operating cost per ounce[1]	$/oz	1,041	1,415
1 See "Non-GAAP Financial Measures".

Bogoso gold production and sales in the quarter were up 19% from the prior quarter and totaled 38,454 ounces.

Although access to the Bogoso North and Chujah pits was limited in July due to heavy rainfall, subsequent dewatering allowed full access to the high grade zones in August and September. Accordingly, ore tonnes mined and grade increased in the third quarter, resulting in a 17% increase in ounces produced from hard rock refractory sources.

The strip ratio in the refractory pits reduced from 6.4:1 in the second quarter to 2.8:1 in the third quarter. These pits will be mined out by the end of 2015.

Hard rock processing decreased from the second to third quarter after power fluctuations from the local power authority damaged an onsite switchboard, resulting in an extended power outage to the mill. Due to this, the high grade stockpile at Bogoso increased and will continue to do so until mining is complete in late 2015. This will provide Bogoso with a constant ore feed through the coming year and prevent any future production delays in the event of heavy rainfall.

Retreatment of tailings at Bogoso continued in the quarter with greater success. After delineating the areas of the tailings storage facility with higher grade and less complex metallurgy, material was exclusively mined in these benches over the quarter. Although excess water in the facility limited the number of tonnes mined, overall gold production still increased 33% to 4,844 ounces.

Bogoso's mine operating expenses were flat from the prior quarter at $45.0 million. Despite fewer tonnes mined and processed, the haul distances in the third quarter were greater than in the second quarter and the average truck size has decreased with larger trucks in the fleet now on lease to Wassa.

Cash operating cost per ounce totaled $1,041 for the third quarter of 2014, compared to $1,415 per ounce in the second quarter of 2014. These are the lowest costs per ounce achieved at Bogoso in the last four years.

Capital expenditures for the third quarter of 2014 totaled $2.2 million of which $1.7 million was incurred on infrastructure at Prestea. The remaining capital expenditure at Bogoso for 2014 is expected to be $4.0 million of which $1.5 million will be on Prestea and $2 million will be on a tailings dam lift.

Outlook

The Company remains focused on the execution of its strategy of transforming Golden Star to being a low cost producer. Average cash operating costs per ounce for the year are now $1,155 and fourth quarter costs are expected to be significantly below this. As grade at Bogoso remains high and the strip ratio low, costs from this mine are expected to decline throughout 2015. The mines are on track to meet full year production guidance of 260,000 - 280,000 ounces of gold at an average cash operating cost per ounce of $1,000 to $1,100. Current expectations are that production will be closer to the lower end of the range guided and accordingly costs closer to the higher end of the range guided.

With the development of the underground mine at Wassa, the average life of mine cash operating costs at this operation are expected decline to below $750 per ounce from 2016. Furthermore, a PEA on the development of Prestea, expected to be released shortly, which is expected to indicate cash costs for this mine below the $730 per ounce previously estimated. Accordingly, Golden Star’s average life of mine cash operating costs are expected to be below $750 per ounce from 2016 onwards.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	For the three months ended September 30,
	2014	2013

Revenue	$ 77,758	$ 118,159
Cost of sales excluding depreciation and amortization	70,774	91,294
Depreciation and amortization	6,271	9,819
Mine operating margin	713	17,046

Other expenses/ (income)
Exploration expense	61	242
General and administrative	3,722	4,660
Finance expense, net	2,215	3,148
Other income	(622)	(1,356)
(Gain)/ loss on fair value of 5% Convertible Debentures	(5,743)	1,182
Income before tax	1,080	9,170
Income tax (recovery)/ expense	(85)	4,631
Net income	$ 1,165	$ 4,539
Net (loss)/income attributable to non-controlling interest	(1,428)	1,032
Net income attributable to Golden Star shareholders	$ 2,593	$ 3,507

Net income per share attributable to Golden Star shareholders
Basic and diluted	$ 0.01	$ 0.01
Weighted average shares outstanding-basic (millions)	259.4	259.1
Weighted average shares outstanding-diluted (millions)	261.2	260.1

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended September 30,
	2014	2013

OTHER COMPREHENSIVE INCOME
Net income	$1,165	$4,540
Unrealized gain on investments, net of taxes	—	1,577
Transferred to net loss, net of taxes	—	(1,577)
Comprehensive income	1,165	4,540
Comprehensive (loss)/ income attributable to non-controlling interest	(1,428)	1,033
Comprehensive income attributable to Golden Star shareholders	$2,593	$3,507

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

	As of September 30, 2014	As of December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$36,030	$65,551
Accounts receivable	12,369	8,200
Inventories	69,839	67,725
Prepaids and other	4,821	6,852
Total Current Assets	123,059	148,328
Restricted cash	2,034	2,029
Mining interests	170,661	165,193
Exploration and evaluation assets	9,747	9,747
Intangible assets	208	446
Total Assets	$305,709	$325,743

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$115,248	$108,983
Current portion of rehabilitation provisions	4,600	7,783
Current tax liability	2,254	9,506
Current portion of long term debt	14,521	10,855
Total Current Liabilities	136,623	137,127
Long term debt	89,518	83,387
Rehabilitation provisions	80,605	78,527
Total Liabilities	306,746	299,041

SHAREHOLDERS' EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	695,266	694,906
Contributed surplus	31,143	29,346
Deficit	(677,468)	(652,544)
Total Golden Star Equity	48,941	71,708
Non-controlling interest	(49,978)	(45,006)
Total Equity	(1,037)	26,702
Total Liabilities and Shareholders' Equity	$305,709	$325,743

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended September 30,
	2014	2013
OPERATING ACTIVITIES:
Net income	$1,165	$4,540
Reconciliation of net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	6,278	9,827
Gain on sale of assets	—	(1,338)
Loss on retirement of asset	71	—
Share-based compensation	321	721
Deferred income tax recovery	(85)	(84)
(Gain)/ loss on fair value of 5% Convertible Debentures	(5,743)	1,182
Accretion of rehabilitation provisions	436	148
Amortization of deferred financing fees	62	41
Reclamation expenditures	(1,608)	(2,179)
Other	477	—
Changes in working capital	(2,283)	7,330
Net cash (used in)/provided by operating activities	(909)	20,188
INVESTING ACTIVITIES:
Additions to mining properties	(4,496)	(10,797)
Additions to plant and equipment	(1,456)	(12,654)
Additions to exploration and evaluation assets	—	—
Change in accounts payable and deposits on mine equipment and material	2,526	(2,800)
Proceeds from sale of assets	—	7,194
Net cash used in investing activities	(3,426)	(19,057)
FINANCING ACTIVITIES:
Principal payments on debt	(3,047)	(2,010)
Proceeds from debt agreements and equipment financing	—	14,819
Net cash (used in)/ provided by financing activities	(3,047)	12,809
(Decrease)/ increase in cash and cash equivalents	(7,382)	13,940
Cash and cash equivalents, beginning of period	43,412	52,698
Cash and cash equivalents, end of period	$36,030	$66,638

Non-GAAP Financial Measures
In this press release, we use the terms “cash operating cost per ounce” and "adjusted net loss attributable to Golden Star shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards (“IFRS”).
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company’s outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.
For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014 and the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing for completion of the PEA at Prestea and cash costs at Prestea; cash operating costs and cash flows at Wassa and Bogoso over the remainder of the year; gold production forecast for 2015; grades, mine operating expense and gold production at Wassa and Bogoso over the remainder of the year; the Company’s strategy of transforming its business to being a lower cost non-refractory producer; matters relating to the PEA for Wassa, including estimated post-tax IRR and NPV of Wassa underground (including assumed discount rates), the timing for first production from Wassa underground, and the life of mine at Wassa underground; remaining capital expenditures for the year; strip ratio over the remainder of the year and for 2015; the timing for receiving a return on investment in push backs at Bogoso; the time when mining the Bogoso North and Chujah pits will be completed; the ability of Bogoso stockpiles to prevent production delays; and cash flow from tailings.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Cautionary note to U.S. investors
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Source: Golden Star Resources Ltd.